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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------
                                   SCHEDULE TO
                                (AMENDMENT NO. 5)
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------
                           E.W. BLANCH HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                         BARREL ACQUISITION CORPORATION
                         BENFIELD GREIG (HOLDINGS), INC.
                         BENFIELD GREIG HOLDINGS LIMITED
                           GREIG FESTER GROUP LIMITED
                            BENFIELD GREIG GROUP PLC
                      (Names of Filing Persons (Offerors))

                         ------------------------------
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES
                     A JUNIOR PARTICIPATING PREFERRED STOCK)
                         (Title of Class of Securities)

                         ------------------------------
                                    093210102
                      (Cusip Number of Class of Securities)

                             TIMOTHY J. BURTON, LLB
                                COMPANY SECRETARY
                            BENFIELD GREIG GROUP PLC
                                 55 BISHOPSGATE
                                 LONDON EC2N 3BD
                                 UNITED KINGDOM
                          TELEPHONE: (44-20) 7578 7000
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                            NICHOLAS F. POTTER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 909-6000
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                            CALCULATION OF FILING FEE
     TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
         $182,270,588                                       $36,454

     * For purposes of calculating the filing fee only. This calculation assumes the purchase of 13,501,525 shares of common stock of E.W. Blanch Holdings, Inc. (including 456,091 shares that would be issued upon exercise of all outstanding options) at the tender offer price of $13.50 per share of common stock.

     ** The amount of the filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.



     [X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 240.0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:........................  $36,454
Form or Registration No.:......................  Schedule TO
Filing Party:..................................  Barrel Acquisition Corporation
                                                 and Benfield Greig Group plc
Date Filed:....................................  April 30, 2001 and May 15, 2001

     [ ] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]   THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
     [ ]   ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
     [ ]   GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
     [ ]   AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 5 (the "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO (the "Schedule TO") as amended by Amendment No. 1 to the Schedule TO filed March 24, 2001, Amendment No. 2 to the Schedule TO filed March 30, 2001, Amendment No. 3 to the Schedule TO filed May 14, 2001, and Amendment No. 4 to the Schedule TO filed May 16, 2001 relating to the offer by Barrel Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned indirect subsidiary of Benfield Greig Group plc, a public limited company incorporated under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $0.01 per share (including the associated rights to purchase Series A Junior Participating Preferred Stock) (collectively, the "Shares"), of E.W. Blanch Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal. This Amendment is being filed on behalf of the Purchaser and Parent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 3 of the Schedule TO is hereby amended by adding the following entities as filing persons:

     (1) Greig Fester Group Limited, 55 Bishopsgate, London EC2N 3BD, United Kingdom. Telephone: (44-20) 7578 7000.

     (2) Benfield Greig Holdings Limited, 55 Bishopsgate, London EC2N 3BD, United Kingdom. Telephone: (44-20) 7578 7000.

     (3) Benfield Greig (Holdings), Inc., One Liberty Plaza, 165 Broadway, 31st Floor, New York, NY 10006. Telephone: (212) 227-1600.

     The information set forth as Annex A to this Amendment, concerning the Directors and Executive Officers of these additional filing persons, is incorporated by reference. Each of these additional filing persons is a holding company without any other business operations. Greig Fester Group Limited and Benfield Greig Holdings Limited are incorporated under the laws of England and Wales, and Benfield Greig (Holdings), Inc. is a New York corporation. Benfield Greig (Holdings), Inc. is the parent company of the Purchaser; Benfield Greig Holdings Limited is the parent company of Benfield Greig (Holdings), Inc.; Greig Fester Group Limited is the parent company of Benfield Greig Holdings Limited; and Greig Fester Group Limited is a direct subsidiary of Parent.

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     During the last five years, none of these additional filing persons, nor to the best knowledge of these additional filing persons, any of the persons listed on Annex A to this Amendment (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

     The first paragraph of Section 14 of the Offer to Purchase is hereby deleted and replaced with the following:

               The Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares not theretofore accepted for payment or paid for, and Purchaser (subject to any such applicable rules and regulations of the SEC) may amend or terminate the Offer or postpone the acceptance for payment, may delay the acceptance for payment of or the payment for any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to such Shares not theretofore accepted for payment or paid for if at any time on or after the date of the Merger Agreement and at or before the Expiration Date:

     The paragraph of Section 14 of the Offer to Purchase beginning with the number (vi) is hereby deleted and replaced with the following:

               (vi) any of the following conditions exists and is continuing:

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The tenth paragraph of Section 11 of the Offer to Purchase is hereby amended by the insertion of the following text after the second sentence thereof:

          Specifically, Parent's advisors expressed concern about the Company's ability to obtain sufficient new business to meet revenue forecasts, certain litigation and other potential exposures, and possible severance liabilities.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BARREL ACQUISITION CORPORATION

                                        By:  /s/ John L.P. Whiter
                                             --------------------
                                                 John L.P. Whiter
                                                 President

                                        BENFIELD GREIG GROUP PLC

                                        By:  /s/ John L.P. Whiter
                                             --------------------
                                                 John L.P. Whiter
                                                 Director

                                        BENFIELD GREIG (HOLDINGS), INC.

                                        By:  /s/ John L.P. Whiter
                                             --------------------
                                                 John L.P. Whiter
                                                 Chief Financial Officer

                                        BENFIELD GREIG HOLDINGS LIMITED

                                        By:  /s/ John L.P. Whiter
                                             --------------------
                                                 John L.P. Whiter
                                                 Director

                                        GREIG FESTER GROUP LIMITED

                                        By:  /s/ John L.P. Whiter
                                             --------------------
                                                 John L.P. Whiter
                                                 Director

Dated: May 17, 2001

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                                                                         ANNEX A

                     DIRECTORS OF GREIG FESTER GROUP LIMITED

         The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director of Greig Fester Group Limited and certain other information are set forth below. Unless otherwise indicated below, (1) the address of Greig Fester Group Limited is 55 Bishopsgate, London EC2N 3BD, United Kingdom, and (2) the directors listed below are citizens of the United Kingdom. Greig Fester Group Limited has no executive officers.

       Name and Citizenship             Positions and Offices        Principal Occupation and Business Experience
         (Age at 4/27/01)             Greig Fester Group Limited     During Past Five Years; Outside Directorships
         ----------------             --------------------------     ---------------------------------------------
 Grahame David Chilton (42).......    Director                    Reinsurance Broker at Parent since before 1996.
                                                                    Chief Executive Officer of Parent since 1997
                                                                    and director of Parent since September 1988.

David John Coldman (53)...........    Director                    Chairman of Parent since October 1996.
                                                                    Managing Director of Parent from September 1988
                                                                    until October 1996. Chairman of BRIT
                                                                    Insurance Holdings PLC (formerly The
                                                                    Benfield and Rea Investment Trust PLC) from
                                                                    November 1996 until January 2000.

John Lindsay Pearce Whiter (50)...    Director                    Chief Financial Officer and Director of Parent
                                                                    since 1994. Senior Partner, Managing Partner,
                                                                    General Practice Partner and Manager of
                                                                    Neville Russell prior to 1994.

                  DIRECTORS OF BENFIELD GREIG HOLDINGS LIMITED

         The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director of Benfield Greig Holdings Limited and certain other information are set forth below. Unless otherwise indicated below, (1) the address of Benfield Greig Holdings Limited is 55 Bishopsgate, London EC2N 3BD, United Kingdom, and (2) the directors listed below are citizens of the United Kingdom. Benfield Greig Holdings Limited has no executive officers.

       Name and Citizenship                 Positions and Offices      Principal Occupation and Business Experience
         (Age at 4/27/01)             Benfield Greig Holdings Limited  During Past Five Years; Outside Directorships
         ----------------             -------------------------------  ---------------------------------------------
Grahame David Chilton (42)........       Director                      Reinsurance Broker at Parent since before
                                                                         1996. Chief Executive Officer of Parent since
                                                                         1997 and director of Parent since September
                                                                         1988.

David John Coldman (53)...........       Director                      Chairman of Parent since October 1996.
                                                                         Managing Director of Parent from September 1988
                                                                         until October 1996. Chairman of BRIT
                                                                         Insurance Holdings PLC (formerly The
                                                                         Benfield and Rea Investment Trust PLC) from
                                                                         November 1996 until January 2000.

John Lindsay Pearce Whiter (50)...       Director                      Chief Financial Officer and Director of Parent
                                                                         since 1994. Senior Partner, Managing
                                                                         Partner, General Practice Partner and
                                                                         Manager of Neville Russell prior to 1994.

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                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         BENFIELD GREIG (HOLDINGS), INC.

         The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Benfield Greig (Holdings), Inc. and certain other information are set forth below. Unless otherwise indicated below, (1) the address of Benfield Greig (Holdings), Inc. is One Liberty Plaza, 165 Broadway, 31st Floor, New York, NY 10006, and (2) the directors and officers listed below are citizens of the United Kingdom.

       Name and Citizenship                 Positions and Offices        Principal Occupation and Business Experience
         (Age at 4/27/01)              Benfield Greig (Holdings), Inc.   During Past Five Years; Outside Directorships
         ----------------              -------------------------------   ---------------------------------------------
Grahame David Chilton (42).........       Chief Executive Officer     Reinsurance Broker at Parent since  before 1996.
                                          and Director                  Chief Executive Officer of Parent since 1997
                                                                        and director of Parent since September 1988.

Rodman Reeder Fox                         President and Director      Reinsurance Broker. Director of Parent and
(U.S. Citizen) (37)................                                     Reinsurance Broker at Parent since March 2000.
                                                                        Reinsurance Broker of the Company from 1985
                                                                        until March 2000. Former Director of the
                                                                        Company, former President and Chief
                                                                        Operating Officer of E.W. Blanch Co. Inc.

Paul Karon                                Vice President and          Reinsurance Broker. Reinsurance Broker at Parent
(U.S. Citizen) (38)................       Director                      since March 2000. Reinsurance Broker at the
                                                                        Company since before 1996 to March 2000.

John Lindsay Pearce Whiter (50) ...       Vice President, CFO,        Chief Financial Officer and Director of Parent
                                          Secretary, Treasurer and      since 1994. Senior Partner, Managing Partner,
                                          Director                      General Practice Partner and Manager of
                                                                        Neville Russell prior to 1994.

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